UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Quanterix Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74766Q101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Bain Capital Venture Fund 2005, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares of Common Stock
	6.	SHARED VOTING POWER 0 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	8.	SHARED DISPOSITIVE POWER 0 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON PN

1.	NAME OF REPORTING PERSON BCIP Associates III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares of Common Stock
	6.	SHARED VOTING POWER 0 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	8.	SHARED DISPOSITIVE POWER 0 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON OO

1.	NAME OF REPORTING PERSON BCIP Associates III-B, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 shares of Common Stock
	6.	SHARED VOTING POWER 0 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	8.	SHARED DISPOSITIVE POWER 0 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Quanterix Corporation (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 113 Hartwell Avenue, Lexington, Massachusetts 02421.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of the following: (1) Bain Capital Venture Fund 2005, L.P., a Delaware limited partnership (“Fund 2005”), (2) BCIP Associates III, LLC, a Delaware limited liability company (“BCIP III”), and (3) BCIP Associates III-B, LLC, a Delaware limited liability company (“BCIP III-B” and together with Fund 2005 and BCIP III, the “Reporting Persons”).

Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”), is the general partner of Bain Capital Venture Partners 2005, L.P., a Delaware limited partnership (“BCVP”), which is the general partner of Fund 2005.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston”), is the managing partner of (i) BCIP Associates III, a Cayman Islands exempted limited partnership (“BCIPA III”), which is the manager of BCIP III, and (ii) BCIP Associates III-B, a Cayman Islands exempted limited partnership (“BCIPA III-B”) which is the manager of BCIP III-B.

The governance, investment strategy and decision-making process with respect to the investments held by all of the Reporting Persons is directed by the Executive Committee of BCVI, which consists of Enrique Salem and Ajay Agarwal. As a result, BCVI and Messrs. Salem and Agarwal may be deemed to share voting and dispositive power with respect to all of the shares of Common Stock held by all of the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2021, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons, BCVI, BCVP, BCIPA III, BCIPA III-B, Boylston and Messrs. Salem and Agarwal is 200 Clarendon Street, Boston, MA 02116.

Item 2(c).	Citizenship

Each of the Reporting Persons, BCVI, BCVP and Boylston is organized under the laws of the State of Delaware. Each of BCIPA III and BCIPA III-B is organized under the laws of the Cayman Islands. Messrs. Salem and Agarwal are citizens of the United States.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 74766Q101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

As of the Close of business on December 31, 2020, the Reporting Persons did not beneficially own any shares of the Company’s Common Stock.

Item 4(b).	Percent of Class

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0 shares of Common Stock

(ii)	shared power to vote or to direct the vote: 0 shares of Common Stock

(iii)	sole power to dispose or to direct the disposition of: 0 shares of Common Stock

(iv)	shared power to dispose or to direct the disposition of: 0 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2021

Bain Capital Venture Fund 2005, L.P.
By: Bain Capital Venture Partners 2005, L.P. its general partner
By: Bain Capital Venture Investors, LLC, its general partner,

By:	/s/ Ajay Agarwal
	Name:	Ajay Agarwal
	Title:	Managing Director

BCIP Associates III, LLC
By:	BCIP Associates III, its manager
By Boylston Coinvestors, LLC, its managing partner

BCIP Associates III-B, LLC
By: BCIP Associates III-B its manager
By: Boylston Coinvestors, LLC, its managing partner

By:	/s/ Ajay Agarwal
	Name:	Ajay Agarwal
	Title:	Authorized Signatory

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

(i)    Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)    Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2021

Bain Capital Venture Fund 2005, L.P.
By: Bain Capital Venture Partners 2005, L.P. its general partner
By: Bain Capital Venture Investors, LLC, its general partner,

By:	/s/ Ajay Agarwal
	Name:	Ajay Agarwal
	Title:	Managing Director

BCIP Associates III, LLC
By: BCIP Associates III, its manager
By Boylston Coinvestors, LLC, its managing partner

BCIP Associates III-B, LLC By: BCIP Associates III-B its manager
By: Boylston Coinvestors, LLC, its managing partner

By:	/s/ Ajay Agarwal
	Name:	Ajay Agarwal
	Title:	Authorized Signatory